FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

05 December 2008

File no. 0-17630

Additional Listing

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Additional Listing

5th December 2008

CRH plc
----------------------------------

Application has been made for a total of 381,942 Ordinary Shares of €0.32 each ("the Shares") to be admitted to (a) the Official Lists of the Irish Stock Exchange and the UK Listing Authority and (b) trading on the Main Market of the Irish Stock Exchange and the London Stock Exchange's market for listed securities.

Admission is expected to be granted on 9th December 2008.

The shares have been issued under Employee Share Participation Schemes and rank pari passu with the existing Ordinary Shares.

Contact:

Angela Malone
Company Secretary
Tel: 00 3531 6344340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  05 December 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director